

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

October 27, 2008

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue
Greenwich, CT 06830

   Re: **Global Gold Corporation
      Form 10-KSB for the Year Ended December 31, 2007
      Filed March 31, 2008
      File No. 002-69494**

Dear Mr. Dulman:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,

         Karl Hiller
         Branch Chief